SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 24, 2000

COMPAQ COMPUTER CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	**1-9026**	**76-0011617**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20555 SH 249	
Houston, Texas	**77070**
(Address of Principal Executive Offices)	(Zip Code)

(281) 370-0670
(Registrant's telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

ITEM 5. Other Events.

In a release dated October 24, 2000, Compaq Computer Corporation (NYSE: CPQ) announced third quarter 2000 net income of $550 million, or $0.31 per diluted common share, an increase of $0.23 cents per diluted common share or 288 percent year-over-year. Excluding net investment income of $25 million after tax, earnings per diluted common share were $0.30.   A live audio webcast of Compaq's conference call with members of the press and financial community followed the earnings release. A replay of the audio webcast is available at www.compaq.com/newsroom/presspaq/102400/index.html. The news release is attached as Exhibit 99.1.

On October 24, 2000, Compaq posted to its website its "Business Outlook and Discussion of Financial Results, Third Quarter 2000," to supplement the information in the release of its financial results for the quarter ended September 30, 2000. This document, which contains unaudited financial information, is attached as Exhibit 99.2.

ITEM 7.   Financial Statements and Exhibits.

Exhibit 99.1   News Release dated October 24, 2000 is attached.

Exhibit 99.2   Business Outlook and Discussion of Financial Results, Third Quarter 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPAQ COMPUTER CORPORATION

Dated: October 25, 2000   By: /s/ Linda S. Auwers
                                          Linda S. Auwers
                                          Vice President, Associate General
                                           Counsel and Secretary

Exhibit 99.1

[COMPAQ LOGO HERE]

Compaq Computer Corporation *P.O. Box 692000* *News Release*
Public Relations Department *Houston, Texas 77269-2000*
Tel 281-514-0484
Fax 281-514-4583
http://www.compaq.com

FOR IMMEDIATE RELEASE

Compaq Reports Record Third Quarter

NEWS SUMMARY

- **Revenue Up 22 Percent Over Q3 1999**

- **Operating Profit Increases Five-Fold**

- **Industry Standard Servers, Enterprise Storage and Consumer Revenue Grow More Than 40 Percent**

- **Commercial Personal Computing Revenue Up 28 Percent**

HOUSTON, Oct. 24, 2000 – Compaq Computer Corporation (NYSE: CPQ) today announced third quarter 2000 net income of $550 million, or $0.31 per diluted common share, an increase of $0.23 cents per diluted common share or 288 percent year-over-year. Excluding net investment income of $25 million after tax, earnings per diluted common share were $0.30.

Operating profit for the third quarter was $789 million, an increase of $669 million or 558 percent over the prior year period.[1]

Compaq reported worldwide revenue of $11.2 billion for the quarter ended September 30, 2000, an increase of 22 percent over the prior year period. Adjusted for the effects of currency, revenue grew 26 percent.

---

[1] Prior year operating profit excludes restructuring and related charges.

"Our results clearly demonstrate our tremendous momentum in the marketplace," said Michael Capellas, Chairman and Chief Executive Officer. "Our revenue was the highest in Compaq's history. We increased our operating profit five-fold over a year ago. We increased gross margin and reduced expenses. And, most importantly, we are delivering the industry's broadest portfolio of innovative Internet products and solutions to our customers."

Compaq delivered strong revenue growth in all regions: North America grew 27 percent; Europe, Middle East, and Africa grew 8 percent (21 percent when adjusted for currency); Asia-Pacific grew 41 percent; Japan grew 52 percent; Latin America grew 28 percent; and Greater China grew 21 percent.

Third quarter gross margin, as a percentage of revenue, was 23.9 percent, an increase of 0.7 percentage points year-over-year. Operating expense totaled $1.9 billion for the third quarter, a reduction of $132 million, or 7 percent from the third quarter 1999.

"These results tell a powerful story about how solid execution across the company coupled with innovative technology has resulted in accelerating financial and market performance. We clearly are differentiating ourselves through product development," Capellas continued.

Business Outlook

"Looking forward, we expect continued strong revenue growth," Capellas said. "We are confident that we can achieve 18 percent revenue growth and strong earnings per share improvement in the fourth quarter.

"In 2001, we see earnings growth in excess of 40 percent, consistent with consensus estimates," he concluded.

<p align="center">***</p>

Business Overview

Internet Infrastructure

Enterprise Computing revenue was $3.8 billion, an increase of 19 percent year-over-year. Segment operating income was $597 million, an increase of $302 million year-over-year. Third quarter operating income was 15.7 percent of revenue. Enterprise Computing includes the Industry Standard Server Group, the Storage Products Group, and the Business Critical Server Group and represented 34 percent of third quarter revenue.

Overall performance was led by industry standard servers, which grew 41 percent year-over-year to $1.6 billion. This is the second consecutive quarter of revenue growth of 40 percent.   Revenue growth was strong across all regions as corporations and Internet Service Providers continued to build out their data centers.

Compaq demonstrated its continued leadership in driving Windows 2000 to the enterprise with the launch of its certified Data Center solutions for Microsoft Windows 2000 Datacenter Server. The solutions include comprehensive products, services and programs to accelerate deployment of Windows 2000 Datacenter platforms in the enterprise.

Recently, Compaq completed the world's largest deployment of Windows 2000 and Exchange 2000 seats for Hordaland Fylkes Kommune in Norway. The installation, which includes servers, storage and services, provides e-mail access to 23,000 teachers and students in Hordaland County.

During the quarter, Compaq took aim at the $6.5 billion Network Attached Storage (NAS) market by introducing the new TaskSmart^{TM} N-Series NAS appliance server. It is the first high-performance NAS product to deliver the economic benefits of standards-based computing and complementary open storage products.

Storage revenue for the third quarter was $1.4 billion, up 9 percent year-over-year. Enterprise storage grew 44 percent year-over-year, driven by solid growth in software and strong acceptance of Compaq's Enterprise Network Storage Architecture solutions.

Continuing its overall storage leadership position, Compaq shipped more than 19,000 terabytes of storage capacity, an increase of 60 percent over the year ago period and recorded major wins with Acxiom Corporation, Level 3 Communications and Chase Capital Partners.

Business critical server revenue increased 5 percent from the same quarter last year to $813 million. Revenue growth was fueled by increased shipments of the Alpha Server GS series. Both customer acceptance and demand for the product are strong. Compaq also expanded its partnership with Oracle Corporation by adopting the Oracle Internet Platform across its entire line of server and storage offerings.

Compaq recently extended its leadership in the high performance computing market with a number of key wins. The U.S. Department of Energy selected Compaq to build the world's fastest and largest supercomputer for the National Nuclear Science Administration. The Japan Atomic Energy Research Institute named Compaq to build the largest supercomputer in Japan.

In addition, Target Corporation, one of the largest retailers in the U.S., selected Compaq's NonStop Himalaya systems to handle more than 50 million customer records a day with its new Zero Latency Enterprise (ZLE) data warehouse and customer management solution.

Internet Access

During the quarter, Compaq continued to define the next generation of Internet access devices while leading in traditional PCs. In August, the company launched a number of innovative products under Compaq's iPAQ brand. These products address an emerging market for devices and appliances that span commercial and consumer computing and deliver packaged content and services.

The **Commercial Personal Computing Group** posted revenue of $3.5 billion, an increase of 28 percent year-over-year. The Group continued to build on its profitability. Segment operating income was $133 million, an increase of $302 million year-over-year and double the profitability of the prior quarter. The Commercial Personal Computing Group accounted for 31 percent of third quarter revenue.

During the quarter, Compaq introduced new Deskpro desktops targeted at simplifying the complexity of computing, featuring streamlined designs and new PC Lifecycle Solutions. In addition, Armada notebook shipments continued to be strong, with revenue up almost 50 percent year-over-year. Windows 2000 deployments helped drive demand, as more and more companies transition to the operating system.

The iPAQ Pocket PC continued to be in high demand during the quarter with demand far outstripping supply. In addition, Compaq's iPAQ BlackBerry Wireless Email Solutions expanded the company's portfolio of groundbreaking wireless email solutions. Compaq is unique in its ability to provide the end-to-end wireless solutions for its customers, from the highest performing servers to the most advanced Pocket PCs and handhelds.

Key wins included iScribe, which plans to purchase 50,000 iPAQ Pocket PCs during the next two years to support its wireless prescription services for the medical community. SBC Communications awarded Compaq a three-year, $250 million contract for Deskpro PCs and services. And, Bertelsmann AG awarded Compaq a contract to provide each of its 75,000 employees with either a Deskpro desktop or an Armada notebook.

The **Consumer Group** posted revenue of $2.1 billion, an increase of 45 percent over the prior year period. Segment operating income was $63 million, a decrease of 3 percent year-over-year. Consumer represented 19 percent of third quarter revenue.

The Group's international expansion strategy continues to be successful, with strong growth across the regions. Consumer "beyond the box" revenue -- including printers, Internet access and traffic, software, financing and warranty upgrades -- nearly doubled year-over-year. Portables revenue grew more than 50 percent.

Compaq continued to advance its configure to order business with sales up more than 200 percent year-over-year and is now expanding the model internationally.

In addition to products like the iPAQ Personal Audio Player, the iPAQ Home Internet Appliance and the iPAQ Connection Point wireless hub, Compaq introduced new imaging products, including the company's first scanner, and new Presario desktop and portables. During the quarter, Compaq was chosen by SBC Internet Services to provide DSL-equipped Presario PCs and services to its customers.

Compaq Global Services revenue was $1.7 billion, a decrease of 2 percent year-over-year. Segment operating income was $254 million, down 16 percent from a year ago. The Group represented 15 percent of the quarter's revenue.

Customer Service revenue increased slightly from the prior year period to $1.1 billion, while Professional Services revenue declined 6 percent to $663 million. Adjusting for the effects of currency, Customer Services grew in line with the market at 5 percent and Professional Services was down 2 percent.

During the quarter, Cable & Wireless expanded its alliance with Compaq, selecting Compaq Global Services to provide all customer care and help desk services for its new, leading-edge ASP venture, Cable & Wireless a-Services. The five-year, $100 million, outsourcing agreement positions Compaq service experts as the single point of contact for Cable & Wireless a-Services customers worldwide.

In July, Compaq Global Services was named the Microsoft *Global Services Partner of the Year* for its leadership in providing Microsoft Windows DNA and Windows-based solutions to customers worldwide. Compaq was selected for the award because of its extensive investments in building expertise on the Microsoft platform and for its key role in designing and implementing hundreds of solutions to help customers realize business value from Microsoft-based solutions.

Company Background

Compaq Computer Corporation, a Fortune Global 100 company, is the largest supplier of computing systems in the world. Compaq designs, develops, manufactures, and markets hardware, software, solutions, and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, and communications products, commercial desktop and portable products, and consumer PCs.

Compaq products and services are sold in more than 200 countries directly to businesses, through a network of authorized Compaq marketing partners, and directly to businesses and consumers through Compaq's e-commerce Web site at http://www.compaq.com. Compaq markets its products and services primarily to customers from the business, home, government, and education sectors. Customer support and information about Compaq and its products and services are available at http://www.compaq.com.

# # #

 This press release may contain forward-looking statements based on current expectations that involve a number of risks and uncertainties. The potential risks and uncertainties that could cause actual results to differ materially include: component shortages, delays in the implementation of changes in delivery models, increased competitive environment and pricing pressures, delays in product rollout schedules, slow acceptance for new form factors, employee retention, disruptions related to restructuring actions, the financial condition of resellers, delays in new systems implementation, operational inefficiencies related to sales cycles, equity investment volatility, and emerging market political or economic instability. Further information on the factors that could affect Compaq's financial results is included in Compaq's Securities and Exchange Commission (SEC) filings, including the latest Annual Report on form 10-K and the report on Form 10-Q which will be filed shortly.

Media Relations	Grace Trent	281-518-9460	grace.trent@compaq.com
	Arch Currid	281-927-8005	arch.currid@compaq.com
Media Hotline		281-514-0484	compaq.pr@compaq.com
Investor Relations		281-514-9549	investor.relations@compaq.com
		800-433-3491	

COMPAQ COMPUTER CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET

(In millions, except par value)	September 30, 2000		December 31, 1999	
	(Unaudited)			
ASSETS				
Current assets:				
Cash and cash equivalents	$	2,927	$	2,666
Short-term investments		—		636
Trade accounts receivable, net		6,551		5,622
Leases and other accounts receivable		1,496		1,063
Inventories		2,427		2,008
Other current assets		1,565		1,854
Total current assets		14,966		13,849
Property, plant and equipment, net		3,298		3,249
Other assets, net		8,129		10,179
	$	26,393	$	27,277
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	$	489	$	453
Accounts payable		4,737		4,380
Deferred income		1,037		972
Other current liabilities		5,851		6,033
Total current liabilities		12,114		11,838
Long-term debt		575		—
Postretirement and other postemployment benefits		682		605
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, $.01 par value				
(authorized: 10 million shares; issued: none)		—		—
Common stock and capital in excess of $.01 par value				
(authorized: 3 billion shares; issued and outstanding:				
1,736 million and 1,705 million shares at September 30, 2000 and				
1,715 million and 1,694 million shares at December 31, 1999)		7,936		7,627
Retained earnings		6,082		4,948
Accumulated other comprehensive income (loss)		(63)		2,919
Treasury stock		(933)		(660)
Total stockholders' equity		13,022		14,834
	$	26,393	$	27,277

COMPAQ COMPUTER CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

(In millions, except per share amounts)	Three months ended September 30,		Nine months ended September 30,	
	2000	**1999**	**2000**	**1999**
Revenue:				
Products	$ 9,523	$ 7,587	$ 25,867	$ 23,187
Services	1,677	1,621	4,973	4,860
Total revenue	11,200	9,208	30,840	28,047
Cost of sales:				
Products	7,347	6,009	20,065	18,348
Services	1,180	1,063	3,527	3,300
Total cost of sales	8,527	7,072	23,592	21,648
Selling, general and administrative expense	1,502	1,615	4,369	4,824
Research and development	382	401	1,092	1,271
Restructuring and related charges	—	868	—	868
Gain on sale of businesses	—	(1,156)	—	(1,182)
Other (income) expense, net	(20)	51	(69)	119
	1,864	1,779	5,392	5,900
Income before provision for income taxes	809	357	1,856	499
Provision for income taxes	259	217	594	262
Net income	$ 550	$ 140	$ 1,262	$ 237
Earnings per common share:				
Basic	$ 0.32	$ 0.08	$ 0.74	$ 0.15
Diluted	$ 0.31	$ 0.08	$ 0.72	$ 0.15
Shares used in computing earnings per common share:				
Basic	1,725	1,693	1,701	1,692
Diluted	1,769	1,730	1,742	1,737

COMPAQ COMPUTER CORPORATION
SEGMENT INFORMATION
(Unaudited)

(In millions)	Three months ended September 30, 2000	Three months ended September 30, 1999	Nine months ended September 30, 2000	Nine months ended September 30, 1999
Enterprise Computing				
Revenue	$ 3,794	$ 3,195	$ 10,188	$ 9,548
Operating income	597	295	1,411	762
Commercial Personal Computing				
Revenue	3,477	2,727	9,662	9,052
Operating income (loss)	133	(169)	176	(369)
Consumer				
Revenue	2,127	1,469	5,551	4,028
Operating income	63	65	176	193
Compaq Global Services				
Revenue[2]	1,715	1,745	5,184	5,262
Operating income	254	304	703	873
Other				
Revenue	87	72	255	157
Operating income (loss)	5	(101)	28	(280)
Consolidated segment totals				
Revenue	$ 11,200	$ 9,208	$ 30,840	$ 28,047
Operating income	$ 1,052	$ 394	$ 2,494	$ 1,179

A reconciliation of Compaq's consolidated segment operating income to consolidated income before provision for income taxes follows:

(In millions)	Three months ended September 30, 2000	Three months ended September 30, 1999	Nine months ended September 30, 2000	Nine months ended September 30, 1999
Consolidated segment operating income	$ 1,052	$ 394	$ 2,494	$ 1,179
Corporate and unallocated shared expenses	(243)	(325)	(638)	(994)
Restructuring and related charges	—	(868)	—	(868)
Gain on sale of business	—	1,156	—	1,182
Income before provision for income taxes	$ 809	$ 357	$ 1,856	$ 499

[2] Compaq Global Services revenue includes revenue from the sale of products made in connection with providing solutions and services to customers.

Exhibit 99.2

<p style="text-align: center;">**COMPAQ COMPUTER CORPORATION**</p>
<p style="text-align: center;">**BUSINESS OUTLOOK AND DISCUSSION OF FINANCIAL RESULTS**</p>
<p style="text-align: center;">**THIRD QUARTER 2000**</p>

Compaq reported the highest third quarter and nine months consolidated revenue, gross margin and net income ever for the periods ended September 30, 2000.

BUSINESS OUTLOOK

Looking forward to the fourth quarter, Compaq expects consolidated revenue of approximately $12.4 billion and earnings per diluted common share of approximately $0.37. This incorporates the impact of the stronger dollar on Compaq's European operations, and represents revenue growth of 18 percent and earnings growth of 131 percent (excluding net investment income) over the prior year.

For the full year 2001, Compaq is comfortable with the street consensus earnings per diluted common share of $1.49, representing growth of approximately 43 percent.

DISCUSSION OF FINANCIAL RESULTS

REVENUE

Compaq reported third quarter and nine month consolidated revenue of $11.2 billion and $30.8 billion, respectively, an increase of 22 percent and 10 percent compared with the prior year periods. Adjusted for the effects of currency, revenue grew 26 percent and 14 percent for the three and nine months ended September 30, 2000, respectively, when compared to the comparable periods in the prior year. Strong growth in Consumer, Commercial Personal Computing and Enterprise Computing drove higher revenue. In addition, revenue grew significantly across all regions during the quarter.

Consolidated revenue from products and services was as follows:

(In millions)	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2000	1999	2000	1999
Products	$ 9,523	$ 7,587	$ 25,867	$ 23,187
Services	1,677	1,621	4,973	4,860
	$ 11,200	$ 9,208	$ 30,840	$ 28,047

Services revenue consisted primarily of the sale of services by the Compaq Global Services segment, and other service offerings in certain segments.

Consolidated revenue by business segment was as follows:

(In millions)	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2000	1999	2000	1999
Enterprise Computing	$ 3,794	$ 3,195	$ 10,188	$ 9,548
Commercial Personal Computing	3,477	2,727	9,662	9,052
Consumer	2,127	1,469	5,551	4,028
Compaq Global Services[3]	1,715	1,745	5,184	5,262
Other	87	72	255	157
	$ 11,200	$ 9,208	$ 30,840	$ 28,047

Consolidated revenue by geographic region was as follows:

(In millions)	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2000	1999	2000	1999
North America	$ 5,566	$ 4,387	$ 14,926	$ 13,112
Europe, Middle East and Africa	3,475	3,224	10,067	10,423
Asia-Pacific	675	480	1,786	1,463
Japan	573	377	1,610	1,174
Latin America	567	443	1,493	1,137
Greater China	265	219	705	611
Other	79	78	253	127
	$ 11,200	$ 9,208	$ 30,840	$ 28,047

GROSS MARGIN

Consolidated gross margin of $2.7 billion (23.9 percent of revenue) and $7.2 billion (23.5 percent of revenue) for the three and nine months ended September 30, 2000, respectively, was an improvement of 0.7 percentage points over each of the comparable periods in 1999. Stronger margins in Commercial Personal Computing and Enterprise Computing led to the overall improvement in gross margin.

OPERATING EXPENSE

Consolidated operating expense was $1.9 billion and $5.5 billion for the three and nine months ended September 30, 2000, respectively. Driven by solid execution of spending discipline, operating expense declined $132 million, or 7 percent, and $634 million, or 10 percent, compared to the comparable periods in 1999. As a percentage of revenue, operating expense declined significantly to 16.8 percent and 17.7 percent for the three and nine months ended September 30, 2000, respectively, from 21.9 percent and 21.7 percent in the comparable prior year periods. Lower operating expense benefited from Compaq's intense focus on reducing its cost structure and driving shareholder value. This is being accomplished through restructuring actions initiated during 1998 and 1999 as well as other cost containment measures begun by management in the second half of 1999.

---

[3] Compaq Global Services revenue included revenue from the sale of products made in connection with providing solutions and services to customers.

OTHER INCOME AND EXPENSE

Net other income and expense changed from an expense of $51 million and $119 million in the three and nine month periods ended September 30, 1999, respectively, to income of $20 million and $69 million in the current year periods. The components of other (income) and expense were as follows:

(In millions)	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2000	1999	2000	1999
Interest and dividend income	$ (108)	$ (53)	$ (200)	$ (137)
Investment income, net	(38)	(8)	(144)	(17)
Interest expense	74	55	204	148
Currency losses	37	60	64	94
Other (income) expense	15	(3)	7	31
	$ (20)	$ 51	$ (69)	$ 119

PROVISION FOR INCOME TAXES

The effective tax rate was 32 percent for the three and nine months ended September 30, 2000. The effective tax rate was 61 percent and 53 percent for the comparable periods in 1999. The higher effective tax rate in 1999 was primarily due to a non-deductible stock option compensation charge and tax rates related to the gain on sale of businesses and restructuring and related charges.

CONSOLIDATED EARNINGS

Compaq reported consolidated net income of $550 million, or $0.31 per diluted common share, for the third quarter of 2000 compared to consolidated net income of $140 million, or $0.08 per diluted common share, for the corresponding period in 1999. Adjusted for net investment income of $25 million (after tax), earnings per diluted common share were $0.30 for the third quarter of 2000. Adjusted for non-recurring items, earnings per diluted common share were $0.07 for the third quarter of 1999.

Consolidated net income was $1.3 billion, or $0.72 per diluted common share, for the nine months ended September 30, 2000 compared to $237 million, or $0.15 per diluted common share, for the same period in 1999. Adjusted for net investment income of $94 million (after tax), earnings per diluted common share were $0.67 for the nine months ended September 30, 2000. Adjusted for non-recurring items, earnings per diluted common share were $0.11 for the nine months ended September 30, 1999.

SEGMENTS

During the second quarter of 2000, Compaq realigned the operations of its Enterprise Solutions and Services segment, which resulted in the formation of two reportable segments: Enterprise Computing and Compaq Global Services. Compaq's other two reportable segments are Commercial Personal Computing and Consumer. Financial data for prior periods has been restated to conform to the current presentation.

Segment financial data was as follows:

(In millions)	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2000	1999	2000	1999
Enterprise Computing				
Revenue	$ 3,794	$ 3,195	$ 10,188	$ 9,548
Operating income	597	295	1,411	762
Commercial Personal Computing				
Revenue	3,477	2,727	9,662	9,052
Operating income (loss)	133	(169)	176	(369)
Consumer				
Revenue	2,127	1,469	5,551	4,028
Operating income	63	65	176	193
Compaq Global Services				
Revenue	1,715	1,745	5,184	5,262
Operating income	254	304	703	873
Other				
Revenue	87	72	255	157
Operating income (loss)	5	(101)	28	(280)
Consolidated Segment Totals				
Revenue	$ 11,200	$ 9,208	$ 30,840	$ 28,047
Operating income	$ 1,052	$ 394	$ 2,494	$ 1,179

A reconciliation of consolidated segment operating income to consolidated income before provision for income taxes was as follows:

(In millions)	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2000	1999	2000	1999
Consolidated segment operating income	$ 1,052	$ 394	$ 2,494	$ 1,179
Corporate and unallocated shared expenses	(243)	(325)	(638)	(994)
Restructuring and related charges	—	(868)	—	(868)
Gain on sale of businesses	—	1,156	—	1,182
Income before provision for income taxes	$ 809	$ 357	$ 1,856	$ 499

Enterprise Computing

Enterprise Computing designs, develops, manufactures and markets advanced computing and telecommunication products, including business-critical servers, industry-standard servers and storage products.

Revenue

Enterprise Computing revenue increased $599 million, or 19 percent, compared with the third quarter of 1999 and represented 34 percent of consolidated revenue during the quarter. On a year to date basis, revenue from this segment increased $640 million, or 7 percent, compared to the nine months ended September 30, 1999.

Enterprise Computing revenue consisted of the following:

(In millions)	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2000	1999	2000	1999
Industry Standard Servers[2]	$ 1,586	$ 1,126	$ 4,266	$ 3,332
Storage Products	1,395	1,281	3,654	3,712
Business Critical Servers[2]	813	772	2,265	2,420
Other	—	16	3	84
	$ 3,794	$ 3,195	$ 10,188	$ 9,548

Industry Standard Server revenue grew 41 percent during the quarter as compared to the prior year. Revenue benefited from strong demand across all regions as corporations and Internet service providers continued to build out their data centers. Revenue growth was strongest in the dense, rack-optimized form-factors as an increasing number of customers value the simplicity and space saving economies provided by dense servers. High-end servers revenue also remained strong with solid sales in 4-way and 8-way servers.

Storage Products revenue increased 9 percent during the quarter compared to the prior year as strong enterprise storage (external storage, software and high-end tape) sales growth of 44 percent offset the continued price pressure on the hard disk drive component of attached storage. Enterprise storage growth was driven by the ongoing trend towards storage area networks. Storage capacity shipped was 19,000 terabytes, an increase of 60 percent compared to the third quarter of 1999.

Business Critical Server revenue increased during the quarter primarily due to increased sales of *AlphaServer*™ GS systems offset by lower Compaq *Himalaya*™ system sales. The decrease in Business Critical Server revenue on a year to date basis was primarily driven by the product transition to the *AlphaServer* GS systems and related component shortages. Compaq shipped over 400 *AlphaServer* GS systems during the quarter. This represented a substantial increase over the second quarter of 2000, as the previously experienced component shortage issues have largely been resolved.

Operating Income

Enterprise Computing operating income increased $302 million, or 102 percent, in the third quarter of 2000 as compared to the corresponding period in 1999. For the nine months ended September 30, 2000, operating income increased $649 million, or 85 percent, compared to the same period in the prior year.

Third quarter 2000 operating income was higher compared with the corresponding period in 1999 primarily due to strong performance in Industry Standard Servers and Storage Products, as well as lower operating expenses. Industry Standard Server gross margin improved due to a continued favorable shift in product mix. Storage Products gross margin also improved due to a shift in product mix to higher margin enterprise storage products. Operating expense declined in whole dollars and as a percentage of revenue in the Enterprise Computing segment for the quarter and year to date periods due to stringent cost control practices.

Operating income increased during the nine months ended September 30, 2000 as compared to the prior year period due to stronger Industry Standard Server and Storage Products performance.

Commercial Personal Computing

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[2] Compaq *AlphaServer*™ and *ProLiant*™ product revenue does not include attached and enterprise storage, which is captured in Storage Products.

Commercial Personal Computing delivers standards-based computing emphasizing Internet access through workstations, desktops, portables, monitors, Internet access devices and life-cycle management products. As previously reported, Compaq completed the purchase of key assets from InaCom Corp. ("Inacom") during the first quarter of 2000 and subsequently established Custom Edge Incorporated ("Custom Edge") as a wholly owned subsidiary. This purchase adds custom configuration capabilities and direct fulfillment logistics that enable Compaq to better meet customer needs in North America.

Revenue

Commercial Personal Computing revenue increased $750 million, or 28 percent, compared with the third quarter of 1999 and represented 31 percent of consolidated revenue during the quarter. Revenue for the year to date period increased $610 million, or 7 percent.

Revenue increased across all regions during the quarter, benefiting from strong unit sales growth in higher margin portable product lines. Unit sales of desktops, including the Compaq *iPAQ*™ desktop, also increased. Continuing in the migration to Internet access devices, the new Compaq *iPAQ*™ Blackberry Wireless Email Solutions device was announced in August. Revenue growth for the year to date period ended September 30, 2000 was primarily due to higher unit sales of portables and Internet products.

Operating Income

Commercial Personal Computing operating income increased $302 million, from a loss of $169 million to income of $133 million compared to the third quarter of 1999. On a year to date basis, operating income increased $545 million, from a loss of $369 million to income of $176 million.

Operating results strengthened dramatically in this segment for the quarter and year to date periods due to continued improvement in the business model, including further integration of the Custom Edge fulfillment capacity, and successful reduction of operating costs. Gross margins were strong due to a favorable product configuration mix, an improved business model and supply chain efficiencies. Operating expense continues to decline due to persistent focus on streamlining processes and increasing efficiencies.

Consumer

The Consumer segment targets home users with Internet-ready desktop PCs, portables, printers and related products, as well as Internet access and e-services.

Revenue

Consumer revenue increased $658 million, or 45 percent, in the third quarter of 2000 compared with the corresponding quarter in 1999 and accounted for 19 percent of consolidated revenue. On a year to date basis, revenue increased $1.5 billion, or 38 percent, compared to the prior year.

Revenue in the Consumer business improved significantly during the three and nine months ended September 30, 2000 compared to the prior year primarily due to continued international expansion and substantial growth in unit sales. A strong back to school season, higher attach rates for printers and monitors, and a shift in product mix toward portables contributed to higher revenue. The Consumer segment continues to hold the number one worldwide consumer PC market share position (according to International Data Corporation).

The "beyond the box" business, which includes Internet access, Internet traffic, printers, software, financing and warranty upgrades, increased 90 percent during the quarter compared to the third quarter of 1999.

Operating Income

Consumer operating income declined $2 million, or 3 percent, in the third quarter of 2000 compared to the prior year period. On a year to date basis, operating income declined $17 million, or 9 percent.

Such declines were primarily due to lower gross margin as a percentage of revenue, which was pressured by competitive pricing in North America and costs related to holding raw material in a supply constrained environment in order to meet customer demand. Operating expenses increased in whole dollars due to higher customer support costs, but declined as a percentage of revenue.

Compaq Global Services

Compaq Global Services delivers worldwide infrastructure and solution design implementation, management, and support services through its Professional and Customer Services groups. Revenue was as follows:

(In millions)	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,	
	2000	1999	2000	1999
Customer Services	$ 1,052	$ 1,041	$ 3,226	$ 3,205
Professional Services	663	704	1,958	2,057
	$ 1,715	$ 1,745	$ 5,184	$ 5,262

Revenue

Compaq Global Services revenue decreased $30 million, or 2 percent, compared with the third quarter of 1999. This segment represented 15 percent of consolidated revenue during the quarter. For the nine months ended September 30, 2000, Compaq Global Services revenue declined $78 million, or 1 percent, compared to the corresponding period in the prior year. Adjusted for the effects of currency, revenue increased 3 percent for the quarter and year to date periods.

The decline in Compaq Global Services revenue during the quarter and nine months ended September 30, 2000 was primarily a result of lower Professional Services revenue. Adjusted for the effects of currency, Professional Services revenue declined 2 percent. Revenue improved over the second quarter of 2000 primarily due to growth in new outsourcing contracts. Compaq has narrowed its focus for Professional Services to target seven practices that are consistent with its Internet strategy and is now realigning its workforce to support growth plans. Customer Services revenue grew 5 percent adjusted for the effects of currency, in line with the market.

As previously reported, Compaq has integrated its services organization with its Worldwide Sales and Marketing organization to create Worldwide Sales and Services. This has strengthened Compaq's go-to-market capability and reinforced its customer alignment.

Operating Income

Compaq Global Services operating income declined $50 million, or 16 percent, in the third quarter of 2000 as compared to the corresponding period in 1999. On a year to date basis, operating income decreased $170 million, or 19 percent.

Profitability in the Customer Services business remains strong. Professional Services operating results were lower for the three and nine months ended September 30, 2000 compared to the prior year periods primarily due to workforce rebalancing and continued reskilling.

Corporate and Unallocated Shared Expenses

The results of the business segments exclude separately managed corporate and unallocated shared expenses, which are comprised primarily of general and administrative costs as well as other income and expense items not controlled by the business segments. Corporate and unallocated shared expenses decreased from $325 million in the third quarter of 1999 to $243 million in the third quarter of 2000, a decline of 25 percent. On a year to date basis, corporate and unallocated shared expenses decreased from $994 million to $638 million, or 36 percent. This decrease reflected management's continued intense efforts to reduce operating expense as well as a favorable change in other income and expense items.

BALANCE SHEET INFORMATION

Compaq's cash and short-term investments balance was $2.9 billion at the end of the quarter, a decrease of $375 million from December 31, 1999.

Cash flow from operating activities increased to $662 million for the quarter compared to $176 million in the third quarter of 1999. This increase was primarily due to higher net income and a favorable change in working capital items.

For the nine months ended September 30, 2000, cash flow provided by operating activities was $288 million, compared to $561 million in the corresponding period in the prior year. The decline was largely due to an increase in receivables resulting from growth in the business.

Major uses of cash during the nine months ended September 30, 2000 included the acquisition of key configuration assets from Inacom ($370 million), net capital expenditures ($751 million), restructuring ($420 million) and other working capital requirements.

Net trade accounts receivable was $6.6 billion at September 30, 2000, an increase of $929 million from December 31, 1999. The increase in this balance was driven by higher sales, particularly near the end of the quarter, relative to the fourth quarter of 1999.

Net inventory was $2.4 billion at September 30, 2000, an increase of $419 million over the balance at December 31, 1999. The increase in inventory was partially due to higher raw material inventory levels at September 30, 2000 as Compaq took a proactive position on certain components given supply conditions in the quarter.

Days sales outstanding and inventory turn data was as follows:

| | THREE MONTHS ENDED | | | |
	SEPTEMBER 30, 2000	JUNE 30, 2000	DECEMBER 31, 1999	SEPTEMBER 30, 1999
Days sales outstanding	52	54	48	54
Inventory turns	14.0	13.1	16.1	13.2

At September 30, 2000, Compaq held $2.4 billion of minority equity investments, a decrease of $4.2 billion compared to December 31, 1999. The decrease in this balance was primarily due to declines in market value of certain investments. At September 30, 2000 and October 23, 2000, the fair value of Compaq's available for sale investments was $1.8 billion and $1.2 billion, respectively.

Short-term borrowings were $489 million at September 30, 2000, an increase of $36 million compared to December 31, 1999, and a decrease of $622 million compared to June 30, 2000.

Compaq filed a $2 billion shelf registration statement for debt securities with the Securities Exchange Commission during the second quarter of 2000, which was declared effective on June 16, 2000. In August 2000, Compaq placed under the registration statement $300 million of unsecured 7.65 percent notes that mature on August 1, 2005, and $275 million of unsecured 7.45 percent notes that mature on August 1, 2002 (collectively, the "Notes"), unless previously redeemed. Interest will be paid on the Notes on February 1 and August 1 of each year, beginning on February 1, 2001. The fair value of the Notes approximates carrying value. The financing is for general corporate purposes (including investments in Compaq Financial Services and other subsidiaries), capital expenditures, and repayment of outstanding indebtedness (including commercial paper issued for working capital purposes). Compaq has the capacity to issue an additional $1.4 billion of debt securities under the shelf registration statement.

(In millions)	PRINCIPAL	INTEREST RATE	MATURITY DATE	ANNUAL INTEREST
Unsecured 7.45% Notes	$275	7.45%	08/01/02	$20
Unsecured 7.65% Notes	$300	7.65%	08/01/05	$23

Compaq obtained a $2.2 billion 364 day revolving credit facility on September 29, 2000 that bears interest at LIBOR plus 0.625 percent and expires in September 2001. This facility replaces the $1 billion revolving credit facility that expired during the quarter.

Compaq repurchased approximately 9 million shares of its common stock during the nine months ended September 30, 2000 for a cost of approximately $273 million under the systematic stock repurchase program.

OTHER MATTERS

Non-current other assets as of September 30, 2000 included approximately $98 million owed to Compaq in connection with the sale of products. Compaq believes such amounts were misdirected by its customers to Inacom, which was acting as agent for Compaq in connection with such sales. Compaq believes that such funds were improperly applied to reduce Inacom's indebtedness to its lenders. As a result of Inacom's bankruptcy filing on June 16, 2000, Compaq is seeking to realize the full value of these receivables in Inacom's bankruptcy proceedings and has filed litigation against Inacom and Inacom's lenders, as the ultimate recipients of Compaq's funds. Inacom has sued Compaq for approximately $46 million that Compaq is holding as a setoff against the $98 million receivable. Whether these receivables have been impaired, and if so by what amount, cannot be determined at this time. Compaq does not believe that the outcome of this matter will have a material adverse effect on Compaq's consolidated financial position.

The following restated prior period data for Enterprise Computing and Compaq Global Services is provided for informational purposes as a result of the second quarter segment realignment previously described:

(In millions)	THREE MONTHS ENDED DECEMBER 31, 1999
Enterprise Computing	
Revenue:	
Industry Standard Servers	**$ 1,272**
Storage Products	**1,354**
Business Critical Servers	**805**
Other	**(5)**
	$ 3,426
Operating income	**$ 439**
Compaq Global Services	
Revenue:	
Customer Services	**$ 1,151**
Professional Services	**749**
	$ 1,900
Operating income	**$ 275**

EMPLOYEES

Total regular employee headcount increased from approximately 67,700 at December 31, 1999 to approximately 69,800 at September 30, 2000. The increase resulted primarily from employee additions of approximately 2,500 related to the Inacom asset acquisition as well as selective hiring, partially offset by employee separations of approximately 4,400 due primarily to the 1998 and 1999 restructuring actions.

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Compaq, AlphaServer, Himalaya and Proliant Registered in U.S. Patent and Trademark Office. Alpha and iPAQ are trademarks of Compaq Information Technologies Group, L.P. in the U.S. and other countries. Microsoft and Windows are trademarks of Microsoft Corporation. All other product names mentioned herein may be trademarks or registered trademarks of their respective companies.

This financial discussion contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The potential risks and uncertainties that could cause actual results to differ materially include: component shortages, delays in the implementation of changes in delivery models, increased competitive environment and pricing pressures, delays in product rollout schedules, acceptance of new form factors, changes in product, customer and geographic sales mix, competition for employees, the financial condition of resellers, delays in new systems implementation, operational efficiencies related to sales cycles, equity investment volatility, and emerging market political or economic instability. Further information on the factors that could affect Compaq's financial results is included in Compaq's Securities and Exchange Commission (SEC) filings, including the latest Annual Report on Form 10-K and the report on Form 10-Q, which will be filed shortly.